                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                   INDIGO N.V.
--------------------------------------------------------------------------------
                                (Name of Issuer)

             Common shares, par value 0.04 Dutch guilders per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    N44495104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Charles N. Charnas
                 Assistant Secretary and Senior Managing Counsel
                             Hewlett-Packard Company
                          3000 Hanover Street, MS20-BQ
                           Palo Alto, California 94304
                            Telephone: (650) 857-1501

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                                 Kenton J. King
                    Skadden, Arps, Slate, Meagher, & Flom LLP
                               525 University Ave
                           Palo Alto, California 94301
                            Telephone: (650) 470-4500

                                October 17, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are sent.

----------------------                              ----------------------------
CUSIP NO. N44495104                   13D                PAGE 2 OF 11 PAGES
----------------------                              ----------------------------


--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON           HEWLETT-PACKARD COMPANY

             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

            WC*
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 / /
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF             7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY                   - 0-
        OWNED BY        --------------------------------------------------------
          EACH                8      SHARED VOTING POWER
        REPORTING
         PERSON                      26,814,814 Common Shares
          WITH          --------------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     - 0-
                        --------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     26,814,814 Common Shares
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            26,814,814 Common Shares
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          / /
            CERTAIN SHARES

--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             24%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON

            CO
--------------------------------------------------------------------------------


* Source of Funds is the Working Capital of Hewlett-Packard Europe B.V.

----------------------                              ----------------------------
CUSIP NO. N44495104                   13D               PAGE 3 OF 11 PAGES
----------------------                              ----------------------------


--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON           HEWLETT-PACKARD EUROPE B.V.

             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

            WC*
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 / /
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            The Netherlands
--------------------------------------------------------------------------------
        NUMBER OF             7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY                   - 0-
        OWNED BY        --------------------------------------------------------
          EACH                8      SHARED VOTING POWER
        REPORTING
         PERSON                      26,814,814 Common Shares
          WITH          --------------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     - 0-
                        --------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     26,814,814 Common Shares
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            26,814,814 Common Shares
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          / /
            CERTAIN SHARES

--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             24%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON

            CO
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

          This statement on Schedule 13D (the "Schedule 13D") relates to 14,814,814 common shares, par value 0.04 Dutch guilders per share (the "Common Shares"), of Indigo N.V. (the "Company") purchased by Hewlett-Packard Europe B.V., a corporation organized under the laws of The Netherlands ("Purchaser") and a warrant to purchase 12,000,000 Common Shares (the "Performance Warrant") granted by the Company to Purchaser. The Company is a corporation organized under the laws of The Netherlands, and its principal executive offices are located at 5 Limburglaan, 6221 SH Maastricht, The Netherlands.

          Information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such Exhibits.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) This statement is being filed on behalf of Hewlett-Packard Company, a Delaware corporation ("Hewlett-Packard"), and Purchaser (together with Hewlett-Packard, the "Reporting Persons"). Purchaser is an indirect subsidiary of Hewlett-Packard. The Reporting Persons are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

     (b) The principal executive offices of Hewlett-Packard are located at 3000 Hanover Street, Palo Alto, California 94304. The principal executive offices of Purchaser are located at Startbaan 16, 1187 XR Amstelveen, The Netherlands.

          The name, business address, citizenship, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of Hewlett-Packard and Purchaser are set forth on Schedules A and B, respectively, to this Schedule 13D.

     (c) Hewlett-Packard - a leading global provider of computing and imaging solutions and services - is focused on making technology and its benefits accessible to individuals and businesses through simple appliances, useful e-services and an Internet infrastructure that is always on. Hewlett-Packard's major businesses include Imaging and Printing Systems, Computing Systems and Information Technology Services ("IT Services"):

          Imaging and Printing Systems provides laser and inkjet printers (both monochrome and color), mopiers, scanners, all-in-one devices, personal color copiers and faxes, digital senders, wide- and large-format printers, print servers, network-management software, networking solutions, digital photography products, imaging and printing supplies, imaging and software solutions, and related professional and consulting services.

          Computing Systems provides a broad range of computing systems for the enterprise, commercial and consumer markets. The products and solutions range from mission-critical systems and software to personal computers for the business and home. Major product lines include UNIX(registered trademark) and PC servers, desktop and mobile personal computers, workstations, software solutions and storage solutions.

          IT Services provides consulting, education, design and installation services, ongoing support and maintenance, proactive services like mission-critical support, outsourcing and utility-computing capabilities. Financing capabilities include leasing, automatic technology-refreshment services, solution financing and venture financing.

     (d) During the last five years none of the Reporting Persons or, to the best of their knowledge, any of (1) the Reporting Persons' subsidiaries, executive officers, directors; (2) the executive officers and directors of any person controlled by such Reporting Persons; or (3) the directors and executive officers of any person ultimately in control of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years none of the Reporting Persons or, to the best of their knowledge, any of (1) the Reporting Persons' subsidiaries, executive officers or directors; (2) the executive officers and directors of any person controlled by such Reporting Persons; or (3) the directors and executive officers of any person ultimately in control of the Reporting Persons was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The aggregate amount of funds and other consideration required to purchase the 14,814,814 Common Shares acquired by Purchaser (the "Purchased Shares") and the Performance Warrant was $99,999,994.50 in cash and the entry of Purchaser with the Company into certain transactions summarized below.

          Pursuant to the Stock Purchase Agreement, dated September 13, 2000, between Purchaser and the Company, a copy of which is attached hereto as Exhibit 1, Purchaser acquired (1) the Purchased Shares and (2) the Performance Warrant, a copy of which is attached hereto as Exhibit 2 (together with the Purchased Shares, the "Securities"). The Performance Warrant entitles Hewlett-Packard to purchase up to 12,000,000 Common Shares at an exercise price of $6.75 per share (the "Warrant Shares"). The Performance Warrant will be exercisable and vest as to 2,000,000 Warrant Shares for each $100 million of cash revenues generated and paid by Hewlett-Packard or any subsidiary of Hewlett-Packard to the Company during the six-year period beginning October 17, 2000. The cash paid by Purchaser to the Company pursuant to the Stock Purchase Agreement and the arrangements entered into by Hewlett-Packard pursuant to the OEM Agreement and the Co-Development Agreement (each as described below in Item 6) were the consideration for the Purchased Shares and the Performance Warrant.

          The funds used to purchase the Securities were obtained from working capital of Purchaser.

ITEM 4.   PURPOSE OF TRANSACTION.

          The purpose of the transactions described in this Schedule 13D was to effect a minority equity investment by the Reporting Persons in the Company in connection with the entry into a commercial relationship between Hewlett-Packard and the Company providing for (1) Hewlett-Packard's sale of certain of the Company's digital color printing products on an OEM basis and (2) the co-development by Hewlett-Packard and the Company of future products.

          The Securities are subject to a Registration Rights Agreement, dated as of October 17, 2000, by and between Purchaser and the Company, a copy of which is attached as Exhibit 3 and incorporated herein by reference. The Registration Rights Agreement provides Purchaser with customary demand and piggyback registration rights in respect of the Purchased Securities.

          Pursuant to the terms of a Shareholders' Agreement, dated September 13, 2000, by and among Gemini Systems Corporation, N.V., Toscal N.V., OZF LTD, Visionvest Corporation N.V., Walthroup Corporation N.V., S-C Indigo CV (collectively, the "Major Shareholders"), Purchaser, Hewlett-Packard and the Company, a copy of which is attached hereto as Exhibit 4, until October 17, 2001, none of the Common Shares owned by Purchaser (the "Covered Shares") may be transferred, directly or indirectly, to any person other than an affiliate of Purchaser. After October 17, 2001, the Common Shares owned by Purchaser may be transferred pursuant to (1) a registration statement filed under the Securities Act of 1933 (the "Securities Act") with the Securities Exchange Commission (the "SEC") or similar authority outside the United States, (2) Rule 144 promulgated under the Securities Act, and (3) any other exemption from registration under the Securities Act.

          Under the Shareholders' Agreement, the Company and the Major Shareholders have a right of first refusal with respect to certain sales by Purchaser of any Covered Shares occurring after October 17, 2001 but on or before October 17, 2002. In addition, the Company and the Major Shareholders have a right of first offer with respect to the sale by Purchaser of Covered Shares, occurring after October 17, 2001 but on or before October 17, 2002 in any underwritten offering pursuant to a registration statement filed under the Securities Act or in a broker-intermediated transaction in which no ultimate purchaser acquires more than two percent of the Common Shares outstanding at the time of the sale.

          The Shareholders' Agreement also provides Purchaser a right of first refusal. Until the earlier of October 17, 2003 or Hewlett-Packard's failure to make certain payments to the Company under the Co-Development Agreement, if the Company or the Major Shareholders propose to enter into any agreement or arrangement with a third party, including without limitation issuing any securities of the Company senior to the Common Shares, that would prevent Purchaser from purchasing all or substantially all of the assets or all or substantially all of the outstanding capital stock of the Company, then Purchaser shall have the right to enter into a transaction with the Company or the Major Shareholders, as the case may be, on the same terms proposed with the third party.

          The Shareholders' Agreement provides that, after October 17, 2002, if Major Shareholders propose to transfer their Common Shares to a person who is not an affiliate of them, then Purchaser may sell Covered Shares, on a pro rata basis, to such person on the same terms and conditions as the transferring shareholder. Such right does not apply to any offering of Common Shares by a Major Shareholder (i) pursuant to a registration statement filed with the SEC or any similar authority outside the United Sates, or (ii) pursuant to Rule 144 promulgated under the Securities Act whereby no ultimate purchase will acquire more than two percent of the aggregate common stock of the Company then outstanding.

          The Shareholders' Agreement provides that, after October 17, 2004, subject to exceptions and limitations, if Major Shareholders holding a majority of the Common Shares and options, warrants, preferred stock, and other rights to purchase or convert into Common Shares held by all of the Major Shareholders, desire to sell their Common Shares to a third party, such shareholders may require Purchaser to transfer all of its Covered Shares and options, warrants, preferred stock and other rights to purchase or convert into Common Shares to the third party transferee for the same consideration received by such shareholders and on the same terms and conditions as such shareholders propose to transfer their Common Shares or rights.

          The Shareholders' Agreement requires the Company to give Purchaser notice of its intention to issue and sell any new securities prior to October 17, 2003. Upon such notice, Purchaser can purchase a pro rata share of such securities so as to maintain its percentage ownership interest in the Company. New securities include, but are not limited to, any capital stock of the Company; rights, options or warrants to purchase capital stock of the Company; and any other securities which may be converted into capital stock of the Company.

          Purchaser and the Major Shareholders have agreed in the Shareholders' Agreement to cause the Supervisory Board of the Company (the "Board") to include a designee of Purchaser and designees of such shareholders, as long as such shareholders own 62.5% of the Common Shares held by them as of October 17, 2000. Until the earlier of (1) October 17, 2005 and (2) such time when the LFT Shareholders (as defined below), in the aggregate, cease to own at least 62.5% of all Common Shares and common share equivalents, Purchaser and the Major Shareholders must vote their Common Shares as directed by a majority of the Major Shareholders with respect to any matter except a merger or consolidation of the Company, any disposition of assets of the Company, any change of control of the Company or any liquidation of the Company.

          Under the terms of the Shareholders' Agreement, if Purchaser transfers Covered Shares to a party other than an affiliate, certain rights of Purchaser will lapse, including but not limited to the right of first refusal, anti-dilution rights and the right to designate a nominee to the Board.

          Purchaser and the Major Shareholders are subject under the Shareholders' Agreement to customary standstill provisions until October 17, 2003, with exceptions for the anti-dilution rights and the rights of first refusal as described above in this Item 4, the Performance Warrant and the Acquisition Warrant described in Item 5 below. Such limitations may be waived by the Board or the Chief Executive Officer of the Company. After October 17, 2003, Purchaser may acquire additional Common Shares only in connection with the purchase of all the capital stock of the Company.

          Pursuant to the Shareholders' Agreement, the Company cannot issue equity or equity-related securities having rights senior to the Common Shares without the approval of a majority of the members of the Board who are not nominees of the group made up of the Walthroup Corporation, Gemini System Corporation N.V., Toscal N.V., OZF Limited and Visionvest Corporation N.V. (the "LFT Shareholders") and not nominees of the proposed purchaser of the securities to be issued.

          Subject to the foregoing, the Reporting Persons have acquired the Securities to which this Schedule 13D relates for investment purposes based upon their evaluations of the Company's business prospects, market conditions, future development and other factors. Subject to the foregoing, either Reporting Person may from time to time acquire additional Common Shares, or sell or cause to be sold all or a portion of the Common Shares over which the Reporting Persons exercise voting and dispositive power, whether in open market or privately negotiated transactions or otherwise.

          Except as disclosed in this Item 4, neither Hewlett-Packard nor Purchaser have current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instruction to Item 4 of
Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Persons beneficially own the 14,814,814 Common Shares owned by Purchaser and 12,000,000 Warrant Shares that Purchaser has a right to acquire through the exercise of the Performance Warrant. Accordingly, the Reporting Persons may be deemed to be the beneficial owners of 26,814,814 Common Shares, or 24% of the Common Shares on a fully-diluted basis. The percentage of Common Shares outstanding reported as beneficially owned by the Reporting Persons herein is based upon the Common Shares issued and outstanding as of September 13, 2000, as represented by the Company in the Stock Purchase Agreement.

          The Company granted to Purchaser a warrant to purchase 14,814,814 Common Shares (the "Acquisition Warrant"). The right to purchase such Common Shares will vest immediately upon the acquisition of the Company by Hewlett-Packard or any subsidiary of Hewlett-Packard. The Acquisition Warrant is not currently exercisable, and will not be exercisable within 60 days of October 17, 2000. Accordingly, the Reporting Persons expressly disclaim beneficial ownership of all Common Shares underlying the Acquisition Warrant.

     (b) Hewlett-Packard, as the sole indirect stockholder of Purchaser, and Purchaser, have shared power to dispose, or direct the disposition of the Securities and shared power to vote, or to direct the vote of the Purchased Shares, subject to the arrangements described in Item 4 and Item 6.

     (c) There have been no transactions in the Shares of the Company effected during the past 60 days by the Reporting Persons or any person or entity disclosed in Item 2.

     (d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Securities.

     (e)  Not applicable.

          References to, and descriptions of, the Stock Purchase Agreement, the Performance Warrant, the Registration Rights Agreement, the Shareholders' Agreement, and the Acquisition Warrant as set forth in this Item 5 or in Item 4 are qualified in their entirety by reference to the copies of the Stock Purchase Agreement, the Performance Warrant, the Registration Rights Agreement, the Shareholders' Agreement, and the Acquisition Warrant included as Exhibits 1, 2, 3, 4 and 5, respectively, to this Schedule 13D, and are incorporated in Items 4 and 5 in their entirety where such references and descriptions appear.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The information set forth, or incorporated by reference, in Items 3 through 5 is incorporated hereby by reference.

          On September 13, 2000 Hewlett-Packard and the Company entered into (1) an OEM Agreement to establish a commercial relationship to enable the sale of certain of the Company's products by Hewlett-Packard on an OEM basis, and (2) a Co-Development Agreement for the joint development of future products. The Performance Warrant vests based on payments made by Hewlett-Packard to the Company under these agreements as described in Item 3.

          Except as set forth in this Item 6, the Reporting Persons have no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit Description

1. Stock Purchase Agreement, dated September 13, 2000, by and between Hewlett-Packard Europe B.V. and Indigo N.V.

2. Performance Warrant, dated October 17, 2000, granted by Indigo N.V. to Hewlett-Packard Europe B.V.

3. Registration Rights Agreement, dated as of October 17, 2000, by and between Hewlett-Packard Europe B.V. and Indigo N.V.

4. Shareholders' Agreement, dated September 13, 2000, by and among Gemini Systems Corporation, Toscal N.V., OZF LTD., Visionvest Corporation, Walthroup Corporation, S-C Indigo CV, Hewlett-Packard Europe B.V., Hewlett-Packard Company and Indigo N.V.

5. Acquisition Warrant, dated October 17, 2000, granted by Indigo N.V. to Hewlett-Packard Europe B.V.

6. Joint Filing Agreement, dated October 27, 2000, between Hewlett-Packard Company and Hewlett-Packard Europe B.V.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2000
                                 HEWLETT-PACKARD COMPANY


                                 By:    /s/ Charles N. Charnas
                                     -------------------------------------------
                                        Name:  Charles N. Charnas
                                        Title: Assistant Secretary and
                                               Senior Managing Counsel


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 27, 2000
                                 HEWLETT-PACKARD EUROPE B.V.



                                 By:    /s/ Lawrence Tomlinson
                                     -------------------------------------------
                                        Name:  Lawrence Tomlinson
                                        Title: Managing Director

                                  EXHIBIT INDEX

1. Stock Purchase Agreement, dated September 13, 2000, by and between Hewlett-Packard Europe B.V. and Indigo N.V.

2. Performance Warrant, dated October 17, 2000, granted by Indigo N.V. to Hewlett-Packard Europe B.V.

3. Registration Rights Agreement, dated as of October 17, 2000, by and between Hewlett-Packard Europe B.V. and Indigo N.V.

4. Shareholders' Agreement, dated September 13, 2000, by and among Gemini Systems Corporation, Toscal N.V., OZF LTD., Visionvest Corporation, Walthroup Corporation, S-C Indigo CV, Hewlett-Packard Europe B.V., Hewlett-Packard Company and Indigo N.V.

5. Acquisition Warrant, dated October 17, 2000, granted by Indigo N.V. to Hewlett-Packard Europe B.V.

6. Joint Filing Agreement, dated October 27, 2000, between Hewlett-Packard Company and Hewlett-Packard Europe B.V.

                                                                      SCHEDULE A

                        DIRECTORS AND EXECUTIVE OFFICERS
                           OF HEWLETT-PACKARD COMPANY

         The name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of Hewlett-Packard Company are set forth below. Unless otherwise indicated, each individual's business address is the address of Hewlett-Packard Company, 3000 Hanover Street, MS20-BT, Palo Alto, California 94304, and each individual is a United States citizen.

NAME                         PRESENT PRINCIPAL OCCUPATION AND BUSINESS ADDRESS

Susan D. Bowick              Vice President, Human Resources

Raymond W. Cookingham        Vice President and Corporate Controller

Debra L. Dunn                Vice President, Strategy and Corporate
                             Operations

Carleton S. Fiorina*         Chairman, President and Chief Executive Officer

Ann M. Livermore             President, Business Customer Organization

Carolyn M. Ticknor           President, Imaging and Printing Systems and
                             Vice President

Robert P. Wayman*            Executive Vice President, Finance and
                             Administration and Chief Financial Officer

Duane E. Zitzner             President, Computing Systems and Vice President

Philip M. Condit*            Chairman and Chief Executive Officer of The
                             Boeing Company, P.O. Box 3707 - M/S 10-10,
                             Seattle, Washington 98124-2207

Patricia C. Dunn*            Chairman and Chief Executive Officer of
                             Barclays Global Investors, 45 Fremont Street,
                             San Francisco, California, 94105

Sam Ginn*                    Chairman of Vodafone Air Touch PLC,
                             1 California Street, 30th Floor, San Francisco,
                             California, 94111

Richard A. Hackborn*         2895 Los Altos Drive, Meridian, ID 83642

Walter B. Hewlett*               Independent Software Developer, 945 Addison
                                 Avenue, Palo Alto, California, 94301

Dr. George A. Keyworth II*       Chairman and Senior Fellow, The Progress and
                                 Freedom Foundation, a public policy research institute, 41 Avenida de las Casas, Santa Fe,
                                 New Mexico, 87501

Robert E. Knowling, Jr.*         Chairman, President and Chief Executive Officer
                                 of Covad Communications, 2330 Central
                                 Expressway, Santa Clara, California, 95050

Susan Packard Orr*               President, the Technology Resource Assistance
                                 Center, a provider of computer consulting and software development services to non-profit organizations, 610 Cowper Street, Palo Alto,
                                 California, 94301



* Director of Hewlett-Packard Company.

                                                                      SCHEDULE B

                        DIRECTORS AND EXECUTIVE OFFICERS
                         OF HEWLETT-PACKARD EUROPE B.V.

         The name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of Hewlett-Packard Europe B.V. are set forth below.

NAME                                     PRESENT PRINCIPAL OCCUPATION AND
                                         BUSINESS ADDRESS

Bernard de Valence, French citizen       President, Hewlett-Packard Europe B.V.
                                         150, route du Nant-d'Avril
                                         1217 Meyrin 2 / Geneva
                                         Switzerland

Robert P. Wayman, U.S. citizen           Executive Vice President, Finance and
                                         Administration and Chief Financial
                                         Officer of Hewlett-Packard
                                         Company, 3000 Hanover Street, Palo
                                         Alto, California 94304 and Managing
                                         Director of Hewlett-Packard
                                         Europe B.V.

Evert van Hal, Dutch citizen             Managing Director, Hewlett-Packard
                                         Europe B.V.
                                         Startbaan 16, 1187 XR Amstelveen
                                         The Netherlands

Lawrence Tomlinson, U.S. citizen         Vice President and Treasurer of
                                         Hewlett-Packard Company, 3000 Hanover
                                         Street, Palo Alto, California 94304
                                         and Managing Director of
                                         Hewlett-Packard Europe B.V.